
14005389

2013

ANNUAL REPORT

HICKOK

INCORPORATED


2013
ANNUAL REPORT




HICKOK
INCORPORATED

January 3, 2014

Dear Shareholder,

In fiscal 2013 we achieved the first profitable year in several years. The strategies we implemented two years ago have proven successful. The strategy has been to develop low cost aftermarket products and focus on OEM sales through a Tier 1 supplier. This past year the OEM focus paid big dividends with a large order for Breakout Box for a domestic OEM. Further we achieved "Preferred Supplier" status with the Tier 1 supplier. Unfortunately the large order delayed some aftermarket product introductions and we only achieved modest gains in that segment of the business. Indicator product line recovered to pre-recession levels and we expect continued improvement in fiscal 2014. Emissions and Shop Tool aftermarket products did not decline as much as expected and in fact emissions products sales were higher than fiscal 2012.

The Tier 1 supplier relationship has expanded to where we now supply over 15 products to the Tier 1 and the OEMs they service. In fiscal 2013 we supplied over $1,400,000 of a Breakout Box (BOB) tool that utilized a unique technology we developed making the product functionally superior and more economical than competing products. In addition, we received orders for a number of products for other OEMs the Tier 1 services. We have been told to expect a large Order for a tool that we have been selling to an OEM's dealers through the Tier 1 supplier. The tool supports diagnosis of fuel system issues on the Gasoline Direct Injection engines that the OEM and other OEMs are transitioning to on many vehicles. Further, we have obtained approval on many of our aftermarket products to be included in the tool programs the Tier 1 manages for many of the OEMs that offer general-purpose approved tools for use in dealerships.

With our limited resources the BOB project necessarily slowed introduction of aftermarket products, however, we did introduce the planned four products late in fiscal 2013. Unfortunately restructuring in one of our largest distribution customers slowed certain fiscal 2013 aftermarket sales. In spite of the challenges we were able to modestly grow aftermarket sales but we are optimistic we will see strong growth in fiscal 2014 because of the foundation we established in the last couple years. We added several new distributors and further strengthened relationships with our representatives and existing distributors.

The Internet is playing a larger and larger role in marketing our products. In fiscal 2013 we completely redid our Internet Site. The site is much easier to navigate and presents our products in a far more exciting way. We created videos on all the new products and several of our existing products to act as both "how to" and sales aids. We intend to cover all our primary products with videos in fiscal 2014. We also established e-mail marketing as one of our primary sales tools and are using it to gain recognition and to better get our message to customers. The results have been very encouraging and we expect to expand the program this year.

Shop Tool sales decline continued to be problematic in fiscal 2013. The tools we offer are equal or better and more economical than competitive products yet we continue to experience sales declines. In fiscal 2014 we intend to leverage the Internet advances we have made to see if a more direct approach to customers can be more effective. One of the initiatives includes offering a subscription program for the NGS PC. The customer can purchase the hardware through distribution at a low price and purchase timed use of the software as needed from our website. It has been a major undertaking to prepare our site and the underlying infrastructure to accept orders and implement the subscription program. We plan to use the learning and infrastructure we have built to expand its use to other products.

Emissions product sales are basically replacement of equipment in state emissions programs that were implemented many years ago. Our only tester competitor left the market in 2012. As a result emissions product sales increased in fiscal 2013 and we expect them to remain strong in fiscal 2014. Indicator revenues have increased the past several years recovering from the 2008 downturn. We expect sales to level off this year but we plan to increase profitability through some price adjustments and efficiency initiatives that began last year.

I am looking forward to 2014 as a breakout year for the Company. Business is improving and the strategies we are implementing, I believe, will have an even more dramatic effect this coming year. I would like to take this opportunity to thank all our stakeholders including employees, outside professional advisors, vendors, and shareholders for their counsel and confidence in the Company.

Sincerely,



Robert L Bauman

President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from Not Applicable to Not Applicable

Commission file number: **0-147**

HICKOK INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio	**34-0288470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10514 Dupont Avenue, Cleveland, Ohio	**44108**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number **(216) 541-8060**

Securities registered pursuant to

Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Shares, without par value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Y**es [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter)during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [X] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer,""accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes [ ] No [X]**

As of March 31, 2013 the Registrant had 1,163,349 voting shares of Class A Common Stock outstanding and 474,866 voting shares of Class B Common Stock outstanding. As of such date, non-affiliates held 631,905 shares of Class A Common Stock and 85,056 shares of Class B Common Stock. As of March 31, 2013, based on the closing price of $2.10 per Class A Common Share on the Over The Counter Bulletin Board, the aggregate market value of the Class A Common Stock held by such non-affiliates was approximately $1,327,001. There is no trading market in the shares of Class B Common Stock.

As of December 17, 2013, 1,163,349 shares of Class A Common Stock and 474,866 shares of Class B Common Stock were outstanding.

Documents Incorporated by Reference:

PART OF FORM 10-K	**DOCUMENT INCORPORATED BY REFERENCE**
Part III (Items 10, 11, 12, 13 and 14)	Portions of the Registrant's Definitive Proxy Statement to be used in connection with its Annual Meeting of Shareholders to be held on February 26, 2014.

Except as otherwise stated, the information contained in this Form 10-K is as of September 30, 2013.

PART I

ITEM 1. BUSINESS.

General Development of Business

Hickok Incorporated was founded in 1910 and organized in 1915 as an Ohio corporation, and first offered its securities to the public in 1959. Except as otherwise stated, the terms "Company" or "Hickok" as used herein mean Hickok Incorporated and its two wholly-owned subsidiaries, Supreme Electronics LLC and Waekon LLC. Hickok develops and manufactures products used by companies in the transportation industry. Primary markets served are automotive, emissions testing, aircraft, and locomotive with sales both to original equipment manufacturers (OEM's) and to the aftermarkets.

The Company's Internet address is http://www.hickok-inc.com. Hickok makes available free of charge on or through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 12(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after the Company electronically files such materials with, or furnishes it to, the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site that contains these reports at www.sec.gov.

The Company was founded producing D'Arsonval indicators and continues to manufacture these products today. The current Indicator product line is focused on highly reliable specialized indicators used in the cockpits of certain aircraft, locomotives, and transit vehicles. It is a stable line of business with few competitors in the market. The indicator business represents approximately 26% of the Company's revenue.

Until the mid 1980s, Hickok was known primarily for its ability to develop and manufacture electronic instruments for electronic servicers, precision indicating instruments for aircraft, locomotive, and industrial applications, and electronic teaching systems for vocational schools. For the past twenty-six years the Company has used this expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive service market. This is now the Company's largest business segment. The Company generated approximately 74% of its fiscal 2013 revenue from designing and manufacturing diagnostic tools for automotive diagnostics and testing. These tools enable service technicians to identify problems in both electronic systems and other non-electronic systems in automobiles and trucks.

Eighteen years ago, two large automotive OEM companies comprised over 80% of the Company's business. A substantial portion of this business was contingent on large programs initiated by these OEMs on a year-to-year basis. The Company recognized that OEMs were changing and that the likelihood of the continuation of these yearly large programs was diminishing. Recognizing that customer diversification was desirable and that much of the technology that had been developed for OEMs could have application to the non-dealer service market (known as the aftermarket), the Company added new products, customers and an established aftermarket sales channel with the acquisition of Waekon Industries in 1998. As a result, the Company executed a strategy to use this existing technical and manufacturing expertise and to develop sales and marketing skills applicable to the automotive aftermarket service industry. The Company uses Waekon, Hickok, and Hickok/Waekon as the brands of its products that are primarily marketed to aftermarket service organizations.

The Company continues to develop aftermarket service tools and in recent years has successfully cultivated relationships with Tier 1 OEM service tool suppliers as well. The Company has increased its revenue from these customers in the past several years and now puts as much emphasis on this market segment as it does with respect to tools for the aftermarket. Most of these tools are branded to the Tier 1 supplier's requirements. These tools tend to be more complex than typical aftermarket tools, but the technology developed often has application to subsequent aftermarket products.

The Company's operations are currently concentrated in the United States of America. Sales are primarily to domestic customers, although the Company also makes sales to international customers through domestically based distribution companies.

Operating Segment Information

The Company's operations are combined into two reportable business segments: 1) indicators and gauges and 2) automotive diagnostic tools and equipment. Reference is made to "Segment and Related Information" included in the notes to the financial statements.

Indicators and Gauges

For over one hundred years the Company has developed and manufactured precision indicating instruments used in aircraft, locomotives and other applications. In recent years the Company has specialized in aircraft and locomotive cockpit instruments. Within the aircraft market, instruments are sold primarily to manufacturers or servicers of business, military, and pleasure aircraft. Within the locomotive market, indicators are sold to both original equipment manufacturers and to operators of railroad equipment. Indicators and gauges represented approximately 26% of the Company's sales for fiscal 2013 and 34% for fiscal 2012. A number of the Company's aircraft instruments are FAA certified and a number of others are type certified with aircraft manufacturers. The Company also produces both movements and complete indicators that are used in high-reliability applications on several active military aircraft.

Indicator revenues continued to recover somewhat in fiscal 2013 from the economic downturn and are expected to remain consistent in foreseeable future years. Although the Company does not view this segment as having a high growth potential, it does contribute significant revenues and margins. The Company believes year to year variation of revenue is more dependent on customer timing than any general market direction.

Automotive Diagnostic Tools and Equipment

The Company has concentrated on designing and marketing instruments used to diagnose automotive electronic systems. These products were initially sold to Ford Motor Company but are now sold to several automotive OEMs, and to the aftermarket using jobbers, wholesalers and mobile distributors. Sales of products designed specifically to OEM requirements have been balanced with products developed for automotive aftermarket servicers and the emissions testing industry. The aftermarket accounted for approximately 26% of the Company's automotive diagnostic and specialty tool sales in fiscal 2013 and 43% for fiscal 2012. As a whole, automotive diagnostic tools and equipment represented approximately 74% of the Company's sales for fiscal 2013 and 66% for fiscal 2012. The percentage increase was due primarily to significantly higher OEM sales sales in fiscal 2013 compared to fiscal 2012.

The Company's primary expertise is electronic measurement of physical properties and it has cultivated a reputation for developing innovative tools for automotive diagnostics. The Company uses this reputation as leverage when it introduces new offerings. Our recent focus on tools for automotive technicians results in low cost tools that are easy to use, save technicians time, and improve diagnostic accuracy. OEM tools tend to be tools that are sophisticated and allow the technician diagnostic access to vehicle systems that are otherwise inaccessible for the technician to pinpoint the vehicle's issue. An example of this is the Active Fuel Injector Tester ("AFIT"), which the Company introduced several years ago to General Motors dealers. In 2009, at the OEM's request, we developed accessory interfaces that allow the same level of ability to diagnose fuel injection system issues for Diesel engines and the recently introduced Gasoline Direct Injection ("GDI") engines. Recently General Motors has expressed renewed interest in this DMU accessory that addresses Gasoline Direct Inject engines and may be considering requiring the tool in all of their North American dealers. In addition, they have inquired about the technology for a global tool to address the GDI engines.

Over the past five years, we have updated essentially all our aftermarket products and introduced a number of new products that advance the art in vehicle diagnostics. An OEM has expressed interest in two of these aftermarket products as possible tools required in their dealerships. The new products and improved economy are resulting in increased sales activity and revenues. Our sales group has initiated a series of new programs aimed at increasing efforts from our national sales representative organization and preliminary results have been very positive. During the past year we have been successful in having a number of our products incorporated in several large retail organization offerings such as Home Depot and Amazon. In addition, we are developing several additional products for introduction in the spring and summer of 2014.

Our reputation for developing and producing products for OEM dealership use has enabled us to establish a working relationship with Bosch Automotive Service Solutions (formerly SPX Dealer Equipment Services), the Tier I supplier to most North American OEMs. Our business with Bosch has grown steadily over the past few years, and last year resulted in an order for approximately $1,317,000 for a Breakout Box ("BOB") sold to Chrysler. Further, we are working with Bosch on the gasoline direct injection tool described above. Additionally we are producing a number of products for Bosch to their design. We have achieved a "Preferred Supplier" status with Bosch. As a result, we were able to grow this business about 30% in 2012 and 250% in 2013 due to the BOB order. Our plan is to continue to target opportunities to develop and manufacture OEM tools with all Tier 1 suppliers.

Our New Generation Star product ("NGS") was a major revenue contributor for us from 1994 to 2007. In 2008 Ford began actively pursuing sales of its factory tool to the aftermarket. In 2007 the Company introduced NGS PC, essentially a PC-based implementation of the classic NGS product that is at a functionality level well above other aftermarket scan tools for Ford vehicles. NGS PC compares favorably with the Ford factory tool and is priced significantly lower to customers. In early 2009, the Company introduced a new product called

NGS Mach II that updated the hardware platform of the classic NGS. While sales of both products have been slow, during the past year we developed a new subscription program for the products that we believe will make them far more attractive to aftermarket servicers in the hope of increasing sales considerably. The new program will launch January 1, 2014.

Emissions testing products for gas caps and gas tanks were a major revenue contributor for the Company for a number of years as new state testing programs were implemented. Despite very few state programs being implemented in recent years, we continue to enjoy a base level of business for these products as replacements and as new stations join the various state programs. Recently, a competing California Bureau of Automotive Repair approved manufacturer of gas cap testers announced that it was discontinuing the manufacture and service of their gas cap testers. We enjoyed increased business in replacement testers during fiscal year 2013 and expect that increased business to continue into the future.

Over the last two years the Company has emphasized the use of electronic media both as a sales tool and in operations. We have made major improvements in our website, use of social media, use of videos for training and sales promotion on our products, and a web store for customer convenience. In our sales department, contact with our representatives has become more frequent with less travel through webinars and other electronic means. In manufacturing and engineering, most of our purchases and quoting are done electronically which has shortened lead-time, improved efficiency, and improved customer service. During fiscal 2013 we upgraded our MIS system to the latest capability and in fiscal 2014 we are planning a major upgrade to the Company's IT infrastructure both hardware and software. Our plan is to continue this emphasis to further improve our presence in the electronic market places.

Sources and Availability of Raw Materials

Raw materials essential to the business are acquired from a large number of United States of America manufacturers and some materials are now purchased from European and Southeast Asian sources. Materials acquired from the electronic components industry include transistors, integrated circuits, resistors, capacitors, switches, potentiometers, micro controllers, and other passive parts. Fabricated metal or plastic parts are generally purchased from local suppliers or manufactured by the Company from raw materials. In general, the required materials are available, if ordered with sufficient lead times, from multiple sources at current prices.

Importance of Patents, Licenses, Franchises, Trademarks and Concessions

The Company presently has several patents that relate to several of its products. The Company believes that its position in the industry is dependent upon its present level of engineering skill, research, sales relationships, production techniques and service. However, the Company does have several basic methodology patents related to products it offers that it considers very important to future revenue. Of the Company's most critical patents, one is related to the testing of evaporative emissions systems that was the basis for the Company's product offering for the State of California. This patent expires in the year 2022. Another critical patent is related to vehicle fuel cap testing which expires in 2018. The Company monitors the marketplace for infringement of its patents and intends to pursue its rights should an infringement take place. The Company is currently engaged in such a proceeding. See Item 3 Legal Proceedings. Other than the names "Hickok" and "Waekon", the Company does not have any material licenses, trademarks, franchises or concessions.

Seasonality

The Company believes that there is a seasonality to the automotive aftermarket revenues. Typically the first and fourth quarters tend to be weaker than the other two quarters in this market. Orders for OEM or emissions testing products are primarily subject to customer timing requirements and have no known seasonality aspect to them. As a result, operating results can fluctuate widely from quarter to quarter and year to year.

Practices Relative to Working Capital Items

The nature of the Company's business requires it to maintain sufficient levels of inventory to meet rapid delivery requirements of customers. The Company provides its customers with payment terms prevalent in the industry.

Dependence on Single or Few Customers

Several aftermarket distribution companies and several equipment OEMs have become significant sources of revenue for the Company. Sales in fiscal 2013 to Bosch, a Tier 1 supplier to numerous OEMs, amounted to approximately $2,304,000 or 36% of the consolidated sales of the Company, sales to General Electric amounted to approximately $651,000 or 10% of the consolidated sales of the Company and sales to ESP amounted to approximately $242,000 or 4% of the consolidated sales of the Company. In fiscal 2012 sales to Bosch amounted to approximately $905,000 or 19% of the consolidated sales of the Company, sales to General Electric amounted to approximately $710,000 or 15% of the consolidated sales of the Company and sales to ESP amounted to approximately $229,000 or 5% of the consolidated sales of the Company. Sales to Bosch amounted to approximately $883,000 or 17% of the consolidated sales of the Company, sales to General Electric amounted to approximately $459,000 or 9% of the consolidated sales of the Company and sales to ESP amounted to approximately $418,000 or 8% of the consolidated sales of the Company during fiscal 2011. The Company does not have exclusive supply agreements or long-term contractual relationships with these large customers.

Backlog

The Company's order backlog as of September 30, 2013 totaled $631,000 as compared to $707,000 as of September 30, 2012 and $593,000 as of September 30, 2011. The decrease in fiscal 2013 versus 2012 was due to decreased orders for indicators and gauges of approximately $36,000. In addition, automotive diagnostic products orders to OEM's decreased by approximately $56,000 and $2,000 for emission products, offset by an increase of $18,000 for non-emission aftermarket products. The increase in fiscal 2012 versus 2011 was primarily due to increased orders for indicators and gauges of $147,000. Automotive diagnostic products orders to OEM's increased by approximately $69,000, offset by a decrease of $35,000 for non-emission aftermarket products and $67,000 for emission products in fiscal 2012.

Government Contract Renegotiation

No major portion of the business is open to renegotiation of profits or termination of contracts or subcontracts at the election of the United States Government. The amount of revenue derived from government contracts is currently minimal and not material.

Competitive Conditions

The Company is engaged in a highly competitive industry and faces competition from domestic and international firms. Several of the Company's competitors have greater financial resources and larger sales organizations than the Company. Competition with respect to the Company's diagnostic tool business arises from the existence of a number of other significant manufacturers in the field, such as Snap-On and Bosch, which dominate the available market in terms of total sales. The instrumentation industry is composed primarily of companies that specialize in the production of particular items as compared to a full line of instruments. The Company believes that its competitive position in this field is in the area of smaller, specialized products, an area in which the Company has operated and in which the Company has established itself competitively by offering high-quality, high-performance products in comparison to high-volume, mass-produced items.

The Company depends on the automotive industry for sales of its OEM and aftermarket products. The Company's results of operations were adversely affected by the deterioration in the automotive industry's performance during the fiscal 2012, 2011 and 2010 years, as well as poor economic conditions throughout the country. The Company anticipates that it will continue to face significant challenges due to competition, however markets appear to be improving. The two markets are driven by different considerations. The OEM market tends to be driven by the need for new tools due to the introduction of new technologies in vehicles or excessive warranty costs. Because of dealership economics, OEMs are still reluctant to require dealers to purchase service tools. The aftermarket is largely driven by the economics of fixing vehicles. During poor economic times, purchases can be delayed. Although aftermarket parts suppliers have done well during the past few years, aftermarket tool suppliers have not. Our strategy of developing products that target the technician and low cost tools for shop use is an outgrowth of these realities in the marketplace. We believe substantial opportunities for growth depends primarily on the introduction of new and innovative products to the sectors we service.

In addition to automotive service products, the Company diversified some years ago into the emissions testing market. This market has also been depressed partially because EPA requirements for state emissions testing program requirements have changed and partially because state budgets have not allowed the implementation of new testing programs. The Company has experienced improved sales of emissions products in part due to the discontinuance of certain emissions products by a competitor and we expect to see continued improvement in this market.

Research and Development Activities

The Company expensed as incurred product development costs of $939,373 in 2013, $938,058 in 2012 and $987,114 in 2011. These expenditures included engineering product support and development of manuals for both of the Company's business segments.

Compliance with Environmental Provisions

The Company's capital expenditures, earnings and competitive position are not materially affected by compliance with federal, state and local environmental provisions which have been enacted or adopted to regulate the distribution of materials into the environment.

Number of Persons Employed

Total employment by the Company at September 30, 2013 was 79 full-time employees which represents a 4% increase from 76 employees in fiscal 2012 and a 11% increase from 71 employees in fiscal 2011. The Company has no part-time employees. None of the employees are represented by a union. The Company considers its relations with its employees to be good.

Financial Information Concerning Foreign and Domestic Operations and Export Sales

During the fiscal year ended September 30, 2013, all manufacturing, research and development and administrative operations were conducted in the United States of America. Revenues derived from export sales approximated $148,000 in 2013, $163,000 in 2012, and $214,000 in 2011. Shipments to Australia, Canada, England, Mexico and Taiwan make up the majority of export sales.

ITEM 1A. RISK FACTORS.

Not Applicable.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 2. PROPERTIES.

As of December 16, 2013 the Company had facilities in the United States of America as shown below:

LOCATION	SIZE	DESCRIPTION	OWNED OR LEASED
Cleveland, Ohio	37,000 Sq. Ft.	Two-story brick construction; used for corporate administrative headquarters, marketing and product development with limited manufacturing.	Owned
Greenwood, Mississippi	63,000 Sq. Ft.	One-story modern concrete block construction; used for manufacturing instruments, test equipment, and fastening systems products.	Leased, with annual renewal options extending through 2061.

The Company believes its plants and offices are in satisfactory operating condition, well maintained, adequate for the uses to which they are put and are adequately insured. Both of the Company's business segments utilize these properties.

ITEM 3. LEGAL PROCEEDINGS.

The Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market (Hickok Incorporated v. Systech International, LLC and Delphi Corporation) currently pending in the United States District Court for the Northern District of Ohio. The suit alleges infringement by the defendants on two of the Company's emission product patents. On one patent, which is related to gas cap testing, there were multiple items sold by Systech International, LLC in several markets over a period of several years. On the second patent, which relates to the Company's method for evaporative emissions testing used in California, there were multiple items sold into the California market during 2007 by Systech International, LLC and Delphi Corporation. The suit against Systech International, LLC was filed in the United States District Court for the Northern District of Ohio Eastern Division on November 16, 2007 alleging the gas cap testing infringement. In January 2008 infringement of the Company's evaporative emissions patent was added to the suit. In August 2013 there was a court required mediation that did not result in a settlement. The suit is proceeding to stages leading up to the trial phase. The Company is seeking damages estimated at approximately $299,000 for the gas cap testing patent infringement and approximately $3,148,000 for the evaporative emissions testing patent infringement.

Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of this matter will have on the Company's results of operations, financial position or cash flows.

The Company was a named defendant along with numerous other companies in a suit in Wayne County Circuit Court in the State of Michigan regarding asbestos harm to the plaintiff (Becker v. Hickok Incorporated). The Company was dismissed from the suit in August 2013.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

ITEM 4A. EXECUTIVE OFFICERS OF REGISTRANT.*

The following is a list of the executive officers of the Company as of September 30, 2013. The executive officers are elected each year and serve at the pleasure of the Board of Directors. Mr. Robert Bauman was elected Chairman by the Board of Directors in July 1993 and served as chairman until May 2001. He has been President since 1991 and Chief Executive Officer since 1993. The Board of Directors elected Mr. Gregory Zoloty Vice President of Finance and Chief Financial Officer in May 2001. Mr. Zoloty was Vice President of Accounting and Chief Accounting Officer since 1994. He joined the Company in 1986. Mr. James Allen was elected Vice President of Manufacturing by the Board of Directors in March 2012. Mr. Allen was elected Vice President of Production Engineering in February 2009. He joined the Company in August 1979. Mr. George

Hart was elected Vice President of Engineering by the Board of Directors in February 2004. He joined the Company in April 1985. Mr. Patrick Bauman was elected Vice President Sales and Marketing by the Board of Directors in March 2012. Mr. Patrick Bauman was elected Vice President Distribution Sales and Marketing by the Board of Directors in February 2010. Mr. Patrick Bauman is the son of Mr. Robert Bauman. He joined the Company in December 1995.

OFFICE	OFFICER	AGE
President and Chief Executive Officer	Robert L. Bauman	73
Vice President, Finance and Chief Financial Officer	Gregory M. Zoloty	61
Vice President, Manufacturing	James F. Allen	51
Vice President, Sales and Marketing	Patrick R. Bauman	43
Vice President, Engineering	George R. Hart	56

*The description of Executive Officers called for in this Item is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

a) MARKET INFORMATION

During fiscal 2013 our Class A Common Shares were traded on The Over-The Counter Bulletin Board Market under the symbol HICKA.QB. There is no market for the Registrant's Class B Common Shares.

The following table sets forth the per share range of high and low bids (Over-The-Counter Bulletin Board) for the Registrant's Class A Common Shares for the periods indicated. The Over-The-Counter Bulletin Board prices reflect inter-dealer prices without retail markup, markdown or commissions and may not represent actual transactions. Data was supplied by Nasdaq.

PRICES FOR THE YEARS ENDED:

	September 30, 2013		September 30, 2012	
	HIGH	LOW	HIGH	LOW
First Quarter	2.50	1.10	1.80	.70
Second Quarter	2.10	1.60	2.50	1.01
Third Quarter	2.10	1.02	2.00	1.50
Fourth Quarter	2.10	1.10	1.95	1.18

b) HOLDERS

As of December 16, 2013, there were approximately 190 shareholders of record of the Company's outstanding Class A Common Shares and 5 holders of record of the Company's outstanding Class B Common Shares.

c) DIVIDENDS

In fiscal 2013, 2012 and 2011 the Company paid no dividends on either of its Class A or Class B Common Shares. Pursuant to the Company's Amended Articles of Incorporation, no dividends may be paid on Class B Common Shares until cash dividends of ten cents per share per fiscal year are paid on Class A Common Shares. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations and current and anticipated cash needs.

ITEM 6. SELECTED FINANCIAL DATA.

FOR THE YEARS ENDED SEPTEMBER 30

	2013	2012	2011	2010	2009
	(In Thousands of Dollars, except per share amounts)				
Net Sales	$ 6,466	$ 4,761	$ 5,069	$ 5,259	$ 6,063
Net Income (Loss)	$ 139	$ (784)	$ (673)	$ (949)	$ (3,674)
Working Capital	$ 2,442	$ 1,936	$ 2,447	$ 2,784	$ 3,603
Total Assets	$ 3,505	$ 3,206	$ 3,441	$ 3,809	$ 4,718
Long-term Debt	$ -0-	$ -0-	$ 250	$ -0-	$ -0-
Total Stockholders' Equity	$ 2,748	$ 2,318	$ 2,621	$ 3,281	$ 4,214
Net Income (Loss) Per Share	$ .09	$ (.57)	$ (.54)	$ (.76)	$ (2.94)
Dividends Declared Per Share:					
Class A	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Class B	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Stockholders' Equity Per Share:	$ 1.68	$ 1.52	$ 2.10	$ 2.63	$ 3.38
Return on Sales	2.1%	(16.5%)	(13.3%)	(18.1%)	(60.6%)
Return on Assets	4.1%	(23.6%)	(18.6%)	(22.3%)	(55.6%)
Return on Equity	5.5%	(31.7%)	(22.8%)	(25.3%)	(60.8%)
Closing Stock Price	$ 2.04	$ 1.25	$ 1.80	$ 4.25	$ 5.01

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction

The Company has focused its expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive market. This is now the Company's largest business segment. The Company continues to design and manufacture precision indicating instruments. The Indicator segment represented approximately6% of the Company's fiscal 2013 revenue.

In 1998 the Company purchased Waekon Industries, a tool manufacturer with established products and sales channels to the aftermarket. After the acquisition of Waekon, the Company expanded aftermarket sales channels and added new product offerings. Those efforts resulted in aftermarket revenues steadily rising as a result of new products developed for aftermarket servicers and success selling the NGS Scan Tool for Ford to aftermarket customers. During the intervening years there were large sales orders from emissions or OEM customers that caused aftermarket sales to remain less than 50% of total automotive product sales. In fiscal 2013, approximately 26% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 74% was from OEM and emissions customers. This percentage change was due primarily to a large OEM order obtained and delivered in fiscal 2013. Aftermarket revenue declined to $1,199,000 from approximately $1,327,000 in fiscal 2012 largely as a result of the elimination of non-profitable products. In fiscal 2012, approximately 43% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 57% was from OEM and emissions customers. Aftermarket revenue declined to $1,327,000 from approximately $1,496,000 in fiscal 2011 largely as a result of lower sales of Shop targeted products. In fiscal 2011, approximately 41% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 59% was from OEM and emissions customers. The depressed conditions in the OEM and emissions markets were largely responsible for the sharp decline in their revenues in fiscal 2012 and 2011. These markets improved significantly in fiscal 2013. The Company intends to continue to pursue OEM and emissions opportunities and we expect the development emphasis for fiscal 2014 to be on aftermarket and OEM products. In late 2011, four aftermarket products were introduced and a sales emphasis on developing stronger relationships with key distributors was implemented as part of the Company's short-term strategy. In fiscal 2012, an additional four products for the same targeted technicians were also introduced. In 2013 an additional three products were introduced as a continuation of this strategy. In 2014 we expect to introduce an additional two products and develop several OEM products as well.

The Company has changed its strategy related to OEM customers. In the past, we often developed a product and modified it to a specific OEM's requirements after interesting them in its value. The Company has been cultivating a relationship with the Tier I supplier to most North American OEMs. We have achieved a preferred supplier status with them and currently produce a number of products used by various OEM's. We have been able to grow this business approximately 30% in 2012 and 250% in 2013 due to the BOB order described here under "Business". We are currently cultivating a relationship with an additional Tier 1 Tool Supplier to other OEM's. Our plan is to continue to target opportunities to develop and manufacture OEM tools with all Tier 1 suppliers.

The Company has offered products for government sponsored emissions testing programs for a number of years. The Company also developed a product to test for leaks in vehicle evaporative systems (gas tanks). The Company has patents for both of these technologies and is currently involved in a lawsuit with a company that we believe infringed on our patents. Sales of these products in prior years resulted in revenues that ranged from several hundred thousand dollars to over $6,900,000 in fiscal 2008. Most new emissions testing programs emphasize OBD II testing and the U.S. Environmental Protection Agency allows minimal credit for testing either gas caps or gas tanks on those vehicles. However, there is still a need for replacement products and equipment for new installations requiring cap or tank testing that provides a significant revenue source for the Company. In fiscal 2013, revenue for this segment was approximately $936,000 compared to $550,000 in fiscal 2012. In early fiscal 2013, the only competitor for gas cap testing equipment for state programs announced it was leaving the business and significant 2013 emission sales resulted from sales of our products as replacements for theirs. We expect the market for emission products to remain stable in near future.

The development efforts for fiscal 2012 and fiscal 2011 were concentrated on developing lower cost aftermarket products targeted at automotive service technicians as personal tools. This segment's revenue was declining rapidly but, through the introduction of two products in late 2011 and four more products in 2012, we were able to return revenues for this segment to 2010 levels. In 2013 we split our development efforts between aftermarket and OEM. In 2013 we discontinued a number of non-profitable aftermarket products and introduced two additional products late in the year. The result was a decrease in aftermarket revenues but an increase in margin. We expect to continue to split development efforts in 2014, but anticipate aftermarket sales to increase significantly due to the efforts of the past three years and introduction of two significant new products later in fiscal 2014.

Our sales group has continued efforts to revitalize our warehouse distribution channel with the products that have been successful through mobile distribution. In addition, we are implementing a new policy for our nationwide representatives to this channel that has been well received thus far. NGS sales have stabilized, albeit at a much lower level and these products are still an important revenue source for the Company. We are introducing a new product concept on NGS PC that we believe will increase sales and margins while reducing end user costs.

Recently, a major OEM has expressed renewed interest in a product we developed in 2008 that relates to fuel system testing on Gasoline Direct Injection engines. We are optimistic that the OEM may require the product in all their dealerships which would result in substantial sales. This major OEM has also inquired about a potential "global" version of the technology. In 2011 management decided that these products could have application to both automotive and truck aftermarket service shops as shop tools. The Company introduced two of the OEM products to the automotive distribution channel and embarked on a project to develop distribution channels to truck repair shops in mid-2011. While the efforts to penetrate these distribution channels with these products has resulted in uneven success thus far, we are continuing to explore new opportunities to expand our markets for shop tools.

The Company has placed a major emphasis on expansion of our use of the Internet and other electronic media to sell our products, increase customer contact and awareness, and improve operations. We are offering a few products for sale direct to customers through electronic media and directing customers to our distributors for products sold through distribution. In addition, we have sales and training videos on nearly all of our newer products that can be viewed by customers on their computers. The Company plans to continue the emphasis on expansion of the use of electronic media in fiscal 2014.

The timing of order releases and large program implementations in the Company's automotive diagnostic equipment business can cause wide fluctuations in the Company's operating results both on a quarter-to-quarter and a year-to-year basis. Orders for such equipment can be large, are subject to customer schedules, and may result in substantial variations in quarterly and yearly sales and earnings. For example, the first and second quarters of fiscal 2013 benefited from a large order with a Tier 1 supplier to an OEM. In fiscal 2011 and 2012 there were no such large opportunities.

The Company's indicator product revenue increased 3% in fiscal 2013 and while its percentage of total Company revenues decreased to 26% from 34% in fiscal 2012. The year to year increase was primarily a result of increased customer orders of government funded programs for the military. The decline in total segment sales to overall Company sales during the current fiscal year was the result of automotive diagnostics product sales increasing significantly due to the large order with a Tier 1 supplier. The Company's indicator product revenue increased 29% in fiscal 2012 from fiscal 2011 and its percentage of total Company revenues increased to 34% from 25% in fiscal 2011. The year to year increase was primarily a result of increased customer orders of government funded programs for the military. The Company anticipates indicator sales will continue at current levels in fiscal 2014 and into the foreseeable future. Management feels that resources dedicated to this segment are adequate at the present time.

Looking forward, the introduction of new automotive diagnostic products to the aftermarket on a regular basis is very important for the growth of the business segment. Management implemented steps to reduce expenses in early fiscal 2009 due to the economic downturn and uncertainty in the markets the Company serves. These reductions included rate reductions for all employees. Additional personnel reductions were implemented during fiscal 2011 and a strategy to develop and market lower cost products directed primarily to technicians was also implemented. The cutbacks slowed the new product development process, however, the Company has taken precautions to maintain its technologies. Management believes the current resources are sufficient to develop aftermarket products and to react to any large opportunities that may result from our emphasis on the Tier I Suppliers to OEMs. Management plans to continue tight control of expenses in marketing, engineering, administrative and sales, and related expenses until revenue will support adding additional resources.

Expense Control

Management continues to monitor its expense reduction initiatives implemented and revised from 2008 to 2011. During fiscal 2013 and 2012, management developed a plan that included a limited increase in personnel and a small increase in the compensation of existing personnel. The changes were intended to accelerate both the introduction of new products and to enhance the sales of existing products through improved market presence and promotion. Management believes its strategy to improve revenue and profitability aided results in fiscal 2013 and will continue to aid results during fiscal 2014. The Company currently has no plans to add resources in fiscal 2014 unless revenue opportunities warrant such an increase.

Reportable Segment Information

The Company is required to report segment information disclosures based on how management evaluates operating performance and resource allocations. The Company has determined that it has two reportable segments: 1) indicators and gauges, and 2) automotive related diagnostic tools and equipment.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business, military and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to original equipment manufacturers, servicers of locomotives, and operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive and truck systems using electronic means to measure vehicle parameters. These products are sold to OEMs and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions.

Results of Operations

Sales for the fiscal year ended September 30, 2013 increased to $6,466,172, an increase of approximately 36% from fiscal 2012 sales of $4,761,289. This increase in sales was volume-driven and attributable primarily to higher product sales of approximately $1,748,000. Service sales in fiscal 2013 decreased by approximately $43,000 compared to fiscal 2012 due to volume. Product sales were $6,190,260 in fiscal 2013 compared to $4,442,133 in fiscal 2012. The increase in product sales occurred in both the automotive diagnostic equipment segment and the indicator and gauge segment. Within the automotive diagnostic products, OEM products and emission products sales increased approximately $1,437,000 and $381,000 respectively offset by a decrease in aftermarket products of approximately $128,000. Sales of indicator products increased in fiscal 2013 by approximately $58,000 and was volume related due primarily to increased Military movement orders. Fiscal 2013 benefited a large order from a Tier 1 Supplier to a large OEM. In addition, fiscal 2013 benefited from increased gas cap tester sales of approximately $300,000 due to the exit from the market of our only competitor in gas cap testing testers. The reduction in service sales was volume related and attributable to lower repair sales.

Sales for the fiscal year ended September 30, 2012 decreased to $4,761,289, a decrease of approximately 6% from fiscal 2011 sales of $5,068,613. This decrease in sales was volume-driven and attributable primarily to lower product sales of approximately $241,000. Service sales in fiscal 2012 decreased by approximately $67,000 compared to fiscal 2011 due to volume. Product sales were $4,442,133 in fiscal 2012 compared to $4,682,830 in fiscal 2011. The decrease in product sales occurred in the automotive diagnostic equipment segment. Within the automotive diagnostic products, OEM products, aftermarket products and emission products sales decreased approximately $133,000, $169,000 and $323,000 respectively. Sales of indicator products increased in fiscal 2012 by approximately $385,000 and was volume related due primarily to increased Military movement orders. Fiscal 2011 benefited from several small state emissions programs requiring gas cap testing products. The reduction in service sales was volume related and attributable to lower repair sales.

Cost of products sold in fiscal 2013 was $3,359,727 or 54.3% of net product sales compared to $2,787,212 or 62.7% of net product sales in fiscal 2012. Cost of products sold during fiscal 2011 was $2,732,876 or 58.4% of net product sales. The dollar increase in the cost of products sold to product sales between fiscal 2013 and 2012 was due primarily to the increase in sales volume. The percentage decrease was was due to a change in product mix. The dollar and percentage increase in the cost of products sold to product sales between fiscal 2012 and 2011 was due primarily to a change in product mix.

Cost of services sold in fiscal 2013 was $138,307 or 50.1% of net service sales compared to $216,949 or 68.0% respectively in fiscal 2012. Cost of services sold during fiscal 2011 was $293,641 or 76.1% of net service sales. The dollar and percentage decrease between fiscal 2013 and 2012 was due primarily to price adjustments, lower costs and the elimination of certain products for chargeable repairs. The dollar and percentage decrease between fiscal 2012 and 2011 was due primarily to lower costs for chargeable repairs and cost reductions.

Product development expenditures in fiscal 2013 were $939,373 or 15.2% of product sales compared to $938,058 or 21.1%, respectively, in fiscal 2012. Product development expenditures during fiscal 2011 were

$987,114 or 21.1% of product sales. The percentage decrease between fiscal 2013 and fiscal 2012 was due primarily to the increase in sales volume during fiscal 2013. The dollar increase was primarily in research and experimental material expense and labor costs of approximately $3,000 and $1,000 respectively, offset in part by a decrease in travel expenses of $3,000. The dollar decrease between fiscal 2012 and fiscal 2011 was due primarily to the continuation of the cost cutting measures implemented during fiscal 2011. Decreases were primarily in labor costs, occupancy and maintenance expense and research and experimental material expenses of approximately $43,000, $7,000 and $1,000 respectively. The decreases were offset in part by an increase in travel expenses of $2,000. Management believes our current resources will be sufficient to maintain current product development commitments and to continue to develop a reasonable flow of new diagnostic products for both the OEM and aftermarket customers.

Marketing and administrative expenses amounted to $1,812,598 which was 28.0% of net sales in fiscal 2013, $1,616,320 or 33.9% of net sales in fiscal 2012 and $1,734,257 or 34.2% of net sales in fiscal 2011. The percentage decrease in fiscal 2013 compared to fiscal 2012 was due to the higher sales volume in fiscal 2013. The dollar increase in fiscal 2013 compared to fiscal 2012 was due to increases in both marketing and administrative expenses. Marketing expenses were approximately $761,000 in fiscal 2013 compared to $626,000 a year ago. Within marketing expenses, increases were primarily in royalty expense of $48,000, commissions of $44,000, labor costs of $24,000, advertising of $12,000, promotion expense of $5,000 and collection expense of $1,000. The increases were offset in part by a decrease in outside consulting of $3,000. Administrative expenses were approximately $1,052,000 during the current fiscal year compared to $990,000 a year ago. The dollar increase was due primarily to increases in professional fees of $99,000, data processing fees of $7,000 and travel expense of $2,000. The increases were offset in part by a decrease in rent machinery and equipment of $14,000, depreciation of $12,000, repairs and maintenance costs of $6,000, directors fees of $4,000 and labor costs of $3,000.

The dollar decrease in marketing and administrative expenses in fiscal 2012 compared to fiscal 2011 was due primarily to the continuation of the cost cutting measures implemented in fiscal 2011. Marketing expenses were approximately $626,000 in fiscal 2012 compared to $731,000 in fiscal 2011. Within marketing expenses, decreases were primarily in travel expense of $25,000, labor costs of $22,000, advertising of $15,000, collection expense of $12,000, commissions of $10,000, promotion expense of $9,000occupancy and maintenance expense of $9,000, royalty expense of $5,000 and freight out of $3,000. The decreases were offset in part by an increase in outside consulting of $8,000. Administrative expenses were approximately $990,000 during fiscal 2012 compared to $1,003,000 in fiscal 2011. The dollar decrease was due primarily to decreases in labor costs of $70,000, directors fees of $19,000 data processing fees of $12,000, depreciation of $3,000, occupancy and maintenance expense of $3,000, and travel expenses of $1,000. The decreases were offset in part by an increase in professional fees of $94,000.

Interest charges were $91,178 in fiscal 2013 compared with $5,956 in fiscal 2012 and $7,610 in fiscal 2011. The increase in interest charges in fiscal 2013 compared to fiscal 2012 was due primarily to recording as non-cash interest expense the present value of warrants issued in December 2012. The decrease in interest charges in fiscal 2012 compared to fiscal 2011 was due to a lower level of short-term borrowings on the Company's credit facility during fiscal 2012. The current credit facility with one of the Company's major shareholders, who is also an employee of the Company, is available through December 30, 2013.

Other income was $13,816 in fiscal 2013 compared with $19,240 in fiscal 2012 and $14,350 in fiscal 2011. Other income consists primarily of interest income on cash and cash equivalents and proceeds from the sale of scrap metal shavings. The decrease in fiscal 2013 compared to fiscal 2012 was due primarily to a decrease in the sale of scrap metal shaving of approximately $5,000 offset by an increase in interest income of approximately $3,000. In addition, fiscal 2013 did not have a gain on sale of fixed assets compared to fiscal 2012. The increase in interest income in fiscal 2013 was due to higher level of cash and cash equivalents available for investment. The increase in fiscal 2012 compared to fiscal 2011 was due primarily to the gain on sale of fixed assets of approximately $4,000. Interest income and miscellaneous income amounted to approximately $1,000 and $12,000 respectively for fiscal 2012. Interest income and miscellaneous income amounted to approximately $600 and $10,000 respectively for fiscal 2011. Currently, excess cash is invested in a money market account.

Income taxes in fiscal 2013 were $0 which includes a decrease in the valuation allowance on deferred income taxes of $114,400. In fiscal year 2012 and 2011 management recorded a valuation allowance in the amount of $187,400 and $255,600 respectively on the current year deferred taxes. This represents an effective income tax rate of 0% for each of the past two years. It is anticipated that the effective tax rate in fiscal 2014 will be similar to fiscal 2013. The expiration of the Company's net operating loss and research and development credit carryforwards could occur before they can be used. The deferred tax benefits begin to expire in fiscal 2016.

Net income in fiscal 2013 was $138,805, or $.09 per share as compared to the net loss of $783,966 or $.59 per share in fiscal 2012. The improvement of approximately $923,000 in 2013 was due primarily to the increased sales volume attributed to the significant order from a Tier 1 supplier to an OEM. The net loss in fiscal 2012 was $783,966, or $.57 per share which was an increase of $111,431 as compared to the net loss of $672,535 or $.54 per share in fiscal 2011. The increased net loss was due primarily to a lower sales volume in 2012.

The Company has available a net operating loss carryforward of approximately $5,345,000 and research and development credit carryforwards of approximately $1,800,000 that begin to expire in fiscal 2016. The Company's entire deferred tax asset of $4,122,300 has been offset by a valuation allowance of $4,122,300. Because of the uncertainties involved with this significant estimate, it is reasonably possible that the Company's estimate may change.

Liquidity and Capital Resources

Current assets of $3,199,326 at September 30, 2013 were 4.2 times current liabilities and the total of cash and cash equivalents and receivables was 2.1 times current liabilities. These ratios compare to 3.2 and 1.1 respectively at the end of fiscal 2012. Cash and cash equivalents was $938,852 at September 30, 2013 and $258,798 at September 30, 2012. Total current assets increased by approximately $375,000 from the previous year end due primarily to an increase in cash and cash equivalents of approximately $680,000. The increase was offset in part by a decrease in accounts receivable, inventory and prepaid expenses of approximately $65,000, $145,000 and $92,000, respectively. The decrease in inventory was due primarily to an increase in the obsolescence reserve during the current year. The decrease in prepaid expenses was due primarily to timing.

Working capital at September 30, 2013 was $2,442,454 as compared to $1,935,875 a year ago. The increase of approximately $507,000 was due primarily to an increase in cash and cash equivalents approximately $680,000 and a decrease in convertible notes payable of approximately $209,000, offset in part by a decrease in accounts receivable, inventory and prepaid expenses of approximately $65,000, $145,000 and $92,000. The decrease in inventory was due primarily to an increase in the obsolescence reserve in the current year.

Internally generated funds in fiscal 2013 were $685,922 and were adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $14,443 consisting of tooling and machining equipment for product manufacturing. The primary reason for the positive cash flow from operations in fiscal 2013 was the net income of $138,805, non-cash interest expense, non-cash depreciation, a reduction in accounts receivable, inventory and prepaid expenses, of $91,000, $64,186, $64,530, $144,954 and $91,615 respectively. In addition, accrued expenses increased by $89,083. Internally generated funds in fiscal 2012 were a negative $401,787. The primary reason for the negative cash flow from operations in fiscal 2012 was the net loss of $783,966. Internally generated funds in fiscal 2011 were a negative $706,017. The primary reason for the negative cash flow from operations in fiscal 2011 was the net loss of $672,535. The Company anticipates approximately $120,000 of capital expenditures during fiscal 2014 primarily to upgrade and replace the Company's IT infrastructure. The Company expects there will be internally generated funds in fiscal 2014 from operating activities in addition, to probable available short-term or long-term financing, to provide adequate funding of the Company's working capital needs.

Whenever there may be a requirement to increase inventory in fiscal 2014, there will be a negative but temporary impact on liquidity. As previously noted, management implemented expense reductions during fiscal 2009 and 2011 in response to the economic downturn and uncertainty in the markets the Company serves. These expense reductions continued for fiscal 2010, 2011, 2012 and 2013 and are anticipated to continue into fiscal 2014. The Company has reduced headcount, product development, and marketing, administrative and sales related expenses at points during this expense reduction program in order to appropriately manage its working capital.

In December 2012 management entered into a revolving line of credit and an amended Convertible Loan Agreement which may provide approximately $717,000 of liquidity to meet on going working capital requirements. The revolving line of credit represented an extension of an existing line of credit provided by a major shareholder and executive officer of the Company. The revolving line of credit extends the maturity date of the the existing line of credit to December 31, 2013, and reduces the interest rate applicable to borrowings from prime plus 3.0% to 0.24% (the applicable federal rate at December 2012). As partial consideration for these modified arrangements, the lender received a three-year warrant to purchase 100,000 shares of Class A Common Stock at an exercise price of $2.50 per share. The amended Convertible Loan Agreement is between the Company and a major shareholder and Director. This amended agreement modified the terms of the original agreement by extending the due date of the loan agreement from December 30, 2012 to December 30, 2013 and modifying the terms to allow $250,000 of borrowing on the agreement at the Company's discretion. This agreement also included a three-year warrant to purchase 100,000 shares of Class A Common Stock at a price of $2.50 per share. These facilities are available through December 2013. The revolving line of credit is not currently expected to be extended or renewed at this point but the convertible loan agreement may be renewed or extended through December 30, 2014.

Business Condition and Uncertainties

Until this past fiscal year the Company suffered recurring losses from operations due primarily to decreasing sales of existing product lines and a general economic downturn in all markets the Company serves. The resulting lower sales levels have impacted the Company's accounts receivable and cash balances. If this situation continues, it may prevent the Company from generating sufficient cash flow to sustain its operations.

The ability of the Company to continue as a going concern is dependent on improving the Company's profitability and cash flow and securing additional financing if needed. Management continues to review and revise its strategic plan and believes in the viability of its strategy to increase revenues and profitability through increased sales of existing products and the introduction of new products to the marketplace. In addition, management took steps to reduce expenses described above under the caption "Expense Controls" and continues to monitor expenses closely. In addition, subsequent to the end of fiscal 2012, the Company entered into the financing arrangements described above under the caption "Liquidity and Capital Resources". Management believes that the actions presently being taken by the Company will provide the stimulus for it to continue as a going concern, however, because of the inherent uncertainties there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

Hickok has no off-balance sheet arrangements (as defined in Regulation S-K Item 303 paragraph (a)(4)(ii)) that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The Company describes its significant accounting policies in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K. However, in response to the SEC's Release No. FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued December 12, 2001, the Company has identified the policies it believes are most critical to an understanding of the Company's financial statements. Since application of these accounting policies involves the exercise of judgment and use of estimates, actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized as manufactured items are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Revenue from development contracts is recorded as agreed upon milestones are achieved.

Inventory Valuation and Reserves - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company's business may require an increase in inventory of component parts, work-in-process and finished goods in order to meet anticipated delivery schedules of customers. However, we are responsible for excess and obsolete inventory purchases in excess of inventory needed to meet customer demand forecasts, as well as inventory purchases generally not covered by supply agreements, or parts that become obsolete before use in production. If our forecasts change or excess inventory becomes obsolete, the inventory reserves included in our financial statements may be understated.

Deferred Taxes - Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates.

The Company does not have off-balance sheet arrangements, financing, or other relationships with unconsolidated entities or persons, also known as "special purpose entities" (SPEs).

Impact of Inflation

Over the past four years, inflation has had a minimal effect on the Company because of low rates of inflation and the Company's policy minimizing the acceptance of long-term fixed rate contracts without provisions permitting adjustment for inflation.

Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including, but not limited to, those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the Company's dependence upon a limited number of customers and the automotive industry, (b) the highly competitive industry in which the Company operates, which includes several competitors with greater financial resources and larger sales organizations, (c) the acceptance in the marketplace of new products and/or services developed or under development by the Company including automotive diagnostic products and indicating instrument products, (d) the ability of the Company to further establish distribution and a customer base in the automotive aftermarket, (e) the Company's ability to capitalize on market opportunities including state automotive emissions programs and OEM tool programs, and (f) the Company's ability to obtain cost effective financing.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The Company is exposed to certain market risks from transactions that are entered into during the normal course of business. The Company has not entered into derivative financial instruments for trading purposes. The Company's primary market risks are exposure related to interest rate risk and equity market fluctuations. The Company's only debt subject to interest rate risk is its revolving credit facility. The Company has no outstanding balance on its credit facility at September 30, 2013, which is subject to a low fixed rate of interest. As a result, the Company believes that the market risk relating to interest rate movements is minimal.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following pages contain the Financial Statements and Supplementary Data as specified for Item 8 of Part II of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDERS AND BOARD OF DIRECTORS
HICKOK INCORPORATED
CLEVELAND, OHIO

We have audited the accompanying consolidated balance sheets of HICKOK INCORPORATED as of September 30, 2013 and 2012, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2013. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hickok Incorporated as of September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS

December 27, 2013
CLEVELAND, OHIO

CONSOLIDATED BALANCE SHEET
HICKOK INCORPORATED
SEPTEMBER 30

ASSETS

	2013	2012
CURRENT ASSETS:		
Cash and cash equivalents	$938,852	$258,798
Accounts receivable-less allowance for doubtful accounts of $10,000 ($10,000, 2012)	638,316	702,846
Notes receivable-current	-	3,600
Inventories-less allowance for obsolete inventory of $793,000 ($851,000, 2012)	1,589,816	1,734,770
Deferred income taxes-less valuation allowance of $334,200 ($332,800, 2012)	-	-
Prepaid expenses	32,342	123,957
Total Current Assets	3,199,326	2,823,971
PROPERTY, PLANT AND EQUIPMENT:		
Land	233,479	233,479
Buildings	1,429,718	1,429,718
Machinery and equipment	2,388,762	2,374,319
	4,051,959	4,037,516
Less accumulated depreciation	3,752,452	3,688,266
	299,507	349,250
OTHER ASSETS:		
Deferred income taxes-less valuation allowance of $3,788,100 ($3,903,900, 2012)	-	-
Notes receivable-long-term	4,100	31,000
Deposits	1,750	1,750
	5,850	32,750
Total Assets	$3,504,683	$3,205,971

See accompanying summary of accounting policies and notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Convertible notes payable	$-	$208,591
Accounts payable	174,236	178,835
Accrued payroll and related expenses	142,519	149,636
Accrued expenses	395,426	306,475
Accrued taxes other than income	44,691	44,559
Total Current Liabilities	756,872	888,096
STOCKHOLDERS' EQUITY:		
Common shares - no par value		
Class A 10,000,000 shares authorized, 1,163,349 shares issued (1,045,597 shares 2012)	1,261,188	1,045,597
Class B 2,500,000 convertible shares authorized, 475,533 shares issued	474,866	474,866
Preferred 1,000,000 shares authorized, no shares outstanding	-	-
Contributed capital	1,738,521	1,662,981
Treasury shares - 15,795 (2013 and 2012) Class A shares and 667 (2013 and 2012) Class B shares	(253,341)	(253,341)
Retained earnings	(473,423)	(612,228)
Total Stockholders' Equity	2,747,811	2,317,875
Total Liabilities and Stockholders' Equity	$3,504,683	$3,205,971

CONSOLIDATED STATEMENT OF INCOME
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30

	2013	2012	2011
NET SALES:			
Product sales	$6,190,260	$4,442,133	$4,682,830
Service sales	275,912	319,156	385,783
Total Net Sales	6,466,172	4,761,289	5,068,613
COSTS AND EXPENSES:			
Cost of product sold	3,359,727	2,787,212	2,732,876
Cost of services sold	138,307	216,949	293,641
Product development	939,373	938,058	987,114
Marketing and administrative expenses	1,812,598	1,616,320	1,734,257
Interest charges	91,178	5,956	7,610
Other income	(13,816)	(19,240)	(14,350)
Total Costs and Expenses	6,327,367	5,545,255	5,741,148
Income (Loss) before Provision for Income Taxes	138,805	(783,966)	(672,535)
Provision For Income Taxes:			
Current	114,400	-	-
Deferred	(114,400)	-	-
	-	-	-
Net Income (Loss)	$138,805	$(783,966)	$(672,535)
NET INCOME (LOSS) PER COMMON SHARE - BASIC	$.09	$(.57)	$(.54)
NET INCOME (LOSS) PER COMMON SHARE - DILUTED	$.08	$(.57)	$(.54)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	1,610,571	1,372,812	1,248,095

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012, AND 2011

	RETAINED EARNINGS	COMMON SHARES - NO PAR VALUE		CONTRIBUTED CAPITAL	TREASURY SHARES	TOTAL
		CLASS A	CLASS B			
Balance at September 30, 2010	$844,273	$793,229	$454,866	$1,850,037	$(661,676)	$3,280,729
Share-based compensation expense	-	-	-	12,615	-	12,615
Net Loss	(672,535)	-	-	-	-	(672,535)
Balance at September 30, 2011	$171,738	$793,229	$454,866	$1,862,652	$(661,676)	$2,620,809
Sale of Class B shares from treasury	-	-	20,000	(391,335)	408,335	37,000
Conversion of convertible notes payable to Class A shares	-	252,368	-	214,511	-	466,879
Convertible notes issue cost	-	-	-	(34,235)	-	(34,235)
Share-based compensation expense	-	-	-	11,388	-	11,388
Net Loss	(783,966)	-	-	-	-	(783,966)
Balance at September 30, 2012	$(612,228)	$1,045,597	$474,866	$1,662,981	$(253,341)	$2,317,875
Fees for additional authorized Class A, Class B and Preferred shares	-	-	-	(21,925)	-	(21,925)
Conversion of convertible notes payable to Class A shares	-	208,591	-	-	-	208,591
Class A shares issued for professional services	-	7,000	-	-	-	7,000
Warrants issued for debt offering	-	-	-	91,000	-	91,000
Share-based compensation expense	-	-	-	6,465	-	6,465
Net Income	138,805	-	-	-	-	138,805
Balance at September 30, 2013	$(473,423)	$1,261,188	$474,866	$1,738,521	$(253,341)	$2,747,811

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
HICKOK INCORPORATED

FOR THE YEARS ENDED SEPTEMBER 30

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash received from customers	$6,530,702	$4,781,174	$4,696,268
Cash paid to suppliers and employees	(5,848,654)	(5,177,377)	(5,396,080)
Interest paid	-	(6,641)	(6,849)
Interest received	3,874	1,057	644
Net Cash Provided by (Used in) Operating Activities	685,922	(401,787)	(706,017)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(14,443)	(55,180)	-
Payments received (advances) on notes receivable	30,500	3,500	(38,100)
Proceeds on sale of assets	-	9,500	-
Net Cash Provided by (Used in) Investing Activities	16,057	(42,180)	(38,100)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term borrowings	250,000	-	-
Payments on short-term borrowings	(250,000)	-	-
Long-term borrowings	-	-	250,000
Payments on long-term borrowings	-	(250,000)	-
Proceeds from Convertible Notes Payable	-	675,470	-
Sale of Class B shares from treasury	-	37,000	-
Convertible Notes issue costs	-	(34,235)	-
Cost for additional authorized shares	(21,925)	-	-
Net Cash Provided by (Used in) Financing Activities	(21,925)	428,235	250,000
Increase (Decrease) in Cash and Cash Equivalents	680,054	(15,732)	(494,117)
Cash and Cash Equivalents at Beginning of Year	258,798	274,530	768,647
Cash and Cash Equivalents at End of Year	$938,852	$258,798	$274,530

See accompanying summary of accounting policies and notes to consolidated financial statements.

	2013	2012	2011
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net Income (Loss)	$138,805	$(783,966)	$(672,535)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	64,186	86,257	108,924
(Gain)loss on disposal of assets	-	(3,548)	-
Share-based compensation expense	6,465	11,388	12,615
Non-cash professional service expense	7,000	-	-
Warrants issued for debt offering	91,000	-	-
CHANGES IN ASSETS AND LIABILITIES:			
Decrease (Increase) in accounts receivable	64,530	19,885	(372,345)
Decrease in inventories	144,954	229,173	159,029
Decrease (Increase) in prepaid expenses	91,615	(70,690)	17,156
Increase (Decrease) in accounts payable	(4,599)	4,987	(9,188)
Increase (Decrease) in accrued payroll and related expenses	(7,117)	6,687	(6,852)
Increase (Decrease) in other accrued expenses and accrued taxes other than income	89,083	98,040	57,179
Total Adjustments	547,117	382,179	(33,482)
Net Cash Provided by (Used in) Operating Activities	$685,922	$(401,787)	$(706,017)
Supplemental Schedule of Non-Cash Financing Activities:			
Conversion of convertible notes payable to Class A shares	$208,591	$466,879	$-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HICKOK INCORPORATED
SEPTEMBER 30, 2013, 2012 AND 2011

1. NATURE OF OPERATIONS

Hickok Incorporated and its wholly-owned domestic subsidiaries ("Company") develop and manufacture products used by companies in the transportation and emissions testing industries. Among the products are indicators and gauges sold to companies in aircraft and locomotive markets. On a much larger scale, the Company manufactures diagnostic equipment used by technicians to test the various electronic systems in automobiles and trucks, and emissions testing equipment specified by various states for testing vehicle emissions. The Company serves the automotive, locomotive and general aviation markets predominately in North America. Sales in the Company's principal product classes, as a percent of consolidated sales, are as follows:

Product Classes	2013	2012	2011
Automotive Test Equipment	74.4%	66.1%	75.3%
Indicating Instruments	25.6	33.9	24.7
Total	100.0%	100.0%	100.0%

Current operating properties consist of a manufacturing plant in Greenwood, Mississippi, and a corporate headquarters, marketing and product development facility in Cleveland, Ohio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation :
The consolidated financial statements include the accounts of Hickok Incorporated and its wholly-owned domestic subsidiaries. Significant intercompany transactions and balances have been eliminated in the financial statements.

Adoption of New Accounting Standards :
The Company did not incur any material impact to its financial condition or results of operations due to the adoption of any new accounting standards during the periods reported.

Concentration of Credit Risk :
The Company sells its products and services primarily to customers in the United States of America and to a lesser extent overseas. All sales are made in United States of America dollars. The Company extends normal credit terms to its customers. Customers in the automotive industry comprise 60% of outstanding receivables at September 30, 2013 (73% in 2012). Sales to three customers approximated $2,304,000, $651,000 and $242,000 (2013), $905,000, $710,000 and $229,000 (2012), $883,000, $459,000 and $418,000 (2011), and accounts receivable to these customers amounted to approximately $99,000, $163,000 and $14,000 (2013), $327,000, $66,000 and $25,000 (2012).

Use of Estimates in the Preparation of Financial Statements :
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition :
The Company records sales as manufactured items are shipped to customers on an FOB shipping point arrangement, at which time title passes and the earnings process is complete. The Company primarily records service sales as the items are repaired. The customer does not have a right to return merchandise unless defective or warranty related and there are no formal customer acceptance provisions. Sales returns and allowances were immaterial during each of the three years in the period ending September 30, 2013.

Product Warranties :

The Company warrants certain products against defects for periods ranging primarily from 12 to 48 months. The Company's estimated future warranty claims is included in "Accrued expenses" and are as follows:

	2013	2012	2011
Balance October 1	$451	$993	$3,415
Current year provisions	8,690	7,564	163
Expenditures	(9,052)	(8,106)	(2,585)
Balance September 30	$89	$451	$993

Product Development Costs :

Product development costs, which include engineering production support, are expensed as incurred. Research and development performed for customers represents no more than 1% of sales in each year. The arrangements do not include a repayment obligation by the Company.

Cash and Cash Equivalents :

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. From time to time the Company maintains cash balances in excess of the FDIC limits. The cash balance at September 30, 2013 and 2012 amounted to $938,852 and $258,798, respectively.

Accounts Receivable :

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Inventories :

Inventories are valued at the lower of cost (first-in, first-out) or market and consist of:

	2013	2012
Raw materials and component parts	$852,229	$1,061,957
Work-in-process	590,687	451,733
Finished products	146,900	221,080
	$1,589,816	$1,734,770

Property, Plant and Equipment :

Property, plant and equipment are carried at cost. Maintenance and repair costs are expensed as incurred. Additions and betterments are capitalized. The depreciation policy of the Company is generally as follows:

Class	Method	Estimated Useful Lives
Buildings	Straight-line	10 to 40 years
Machinery and equipment	Straight-line	3 to 10 years
Tools and dies	Straight-line	3 years

Depreciation amounted to $64,186 (2013), $86,257 (2012), and $108,924 (2011).

Valuation of Long-Lived Assets :

Long-lived assets such as property, plant and equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Shipping and Handling Costs :
Shipping and handling costs are classified as cost of product sold.

Advertising Costs :
Advertising costs are expensed as incurred and amounted to $6,558 (2013), $6,940 (2012) and $16,756 (2011).

Income Taxes :
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus any change in deferred taxes during the year. Deferred taxes result from differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income per Common Share :
Income per common share information is computed on the weighted average number of shares outstanding during each period as disclosed in Note 10.

3. NOTES RECEIVABLE

Selected details of notes receivable are as follows:

	Current Portion	Total	
	2013	2013	2012
Unsecured note receivable from current employee which bears interest at 3% per annum	$-	$4,100	$4,100
Unsecured note receivable from former employee which bears interest at 3% per annum	-	-	30,500
	$-	4,100	34,600
Less current portion		-	3,600
Long-term portion		$4,100	$31,000

4. CONVERTIBLE NOTES PAYABLE

On December 30, 2011, Hickok Incorporated entered into a Convertible Loan Agreement with Roundball, LLC and the Aplin Family Trust. Under the Convertible Loan Agreement, the Company issued a convertible note to Roundball in the amount of $466,879 and a convertible note to the Aplin Family Trust in the amount of $208,591. In addition, Roundball, LLC had the right to cause the Company to borrow up to an additional $466,880 from Roundball, LLC. The notes were unsecured, bore interest at a rate of 0.20% per annum and matured on December 30, 2012. In addition, the Company sold 20,000 Class B Common Shares held in treasury to Roundball at a price of $1.85 per share per a subscription agreement between the Company and Roundball dated December 30, 2011.

The notes were convertible by the Investors at any time into Class A Common Shares of the Company, at a conversion price of $1.85 per share, although up to no more than 504,735 Conversion Shares for Roundball and no more than 112,752 Conversion Shares for the Aplin Family Trust. The Company had the option to convert the notes at the expiration date, if the investors had not during the course of the agreement. On

December 30, 2011, Roundball converted $233,438 into Class A Common Shares of the Company. In addition, on August 20, 2012 Roundball converted the remaining $233,441 under the Convertible Loan Agreement into Class A Common Shares of the Company.

The Company recorded interest expense on the Roundball and Aplin Family Trust notes of $0 and $103 respectively for fiscal 2013 and $303 and $314 respectively for fiscal 2012. As of September 30, 2013 no interest was paid.

On December 28, 2012, the Aplin Family Trust converted the $208,591 under the Convertible Loan Agreement into Class A Common Shares of the Company.

On December 30, 2012 management entered into an amended Convertible Loan Agreement which provided approximately $467,000 of liquidity to meet expected working capital requirements. The amended Convertible Loan Agreement was by and between the Company and a major shareholder who is also a Director. The amendment modified the terms and extending the due date of the loan agreement from December 30, 2012 to December 30, 2013 and modified the terms to allow $250,000 of borrowing on the agreement at the Company's discretion at an interest rate of 0.24%. This agreement may be extended or renewed through December 30, 2014.

In partial consideration for Amendment No. 1, the Company and Roundball entered into a Warrant Agreement, dated December 30, 2012, whereby the Company issued a warrant to Roundball to purchase, at its option, up to 100,000 shares of Class A Common Stock of the Company at an exercise price of $2.50 per share, subject to certain anti-dilution and other adjustments. If not exercised, this warrant will expire on December 30, 2015. Roundball is an affiliate of Steven Rosen, a Director of the Company.

The Company used the Black-Scholes option pricing model to determine the fair value estimate for recognizing the cost of services received in exchange for an award of equity instruments. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. The warrants are immediately exercisable and expire in December 2015. The fair value of the warrants issued is being amortized over the one year amended convertible loan agreement period. During the current fiscal year ended September 30, 2013 $45,500 was expensed as non-cash interest expense. The following weighted-average assumptions were used in the option pricing model for the fiscal year ended September 30, 2013: a risk free interest rate of 0.42%; an expected life of 3 years; an expected dividend yield of 0.0%; and a volatility factor of .84.

5. SHORT-TERM FINANCING

The Company had a credit agreement of $250,000 with Robert L. Bauman, one of its major shareholders who is also an employee of the Company. The agreement was to expire in April 2013 but was modified on December 31, 2012 to extend the maturity date to December 2013. This agreement is not currently expected to be extended or renewed. Effective October 30, 2012 for the remainder of the agreement, the lender may terminate the agreement with 45 days written notice, but it is at the discretion of the Company to deny the termination notice until December 2013 if it will have a negative effect on the solvency of the Company.

The agreement provides for a revolving credit facility of $250,000 with interest at 0.24% per annum and is unsecured and includes a three year warrant for 100,000 shares of Class A common stock at a price of $2.50 per share. In addition, the agreement generally allows for borrowing based on an amount equal to eighty percent of eligible accounts receivables or $250,000. During the current fiscal year the Company borrowed $250,000 against this loan facility and the Company repaid the outstanding balance of $250,000 on the Revolving Credit Agreement with Robert L. Bauman on February 21, 2013.

In partial consideration for the extension of the revolving credit facility the Company and Bauman entered into a Warrant Agreement, dated December 30, 2012 whereby the Company issued a warrant to Bauman to purchase, at his option, up to 100,000 shares of Class A Common Stock of the Company at an exercise price of $2.50 per share, subject to certain anti-dilution and other adjustments. If not exercised, this warrant will expire on December 30, 2015.

The Company used the Black-Scholes option pricing model to determine the fair value estimate for recognizing the cost of services received in exchange for an award of equity instruments. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. The warrants are immediately exercisable and expire in December 2015. The fair value of the warrants issued is amortized over the one year credit agreement period. During the current fiscal year ended September 30, 2013, $45,500 was expensed as non-cash interest expense. The following weighted-average assumptions were used in the option pricing model for the fiscal year ended September 30, 2013: a risk free interest rate of 0.42%; an expected life of 3 years; an expected dividend yield of 0.0%; and a volatility factor of .84.

The Company recorded interest expense of $75 through September 30, 2013. As of September 30, 2013 no interest was paid. The Company had no outstanding borrowings under this loan facility at September 30, 2013. Selected details of short-term borrowings for fiscal 2013 and long-term borrowings for fiscal 2012 are as follows:

	Amount	Weighted Average Interest Rate
Balance at September 30, 2013	$-	.24%
Average during 2013	$29,167	.24%
Maximum during 2013 (month end)	$250,000	.24%
Balance at September 30, 2012	$-	6.25%
Average during 2012	$83,333	6.25%
Maximum during 2012 (month end)	$250,000	6.25%

6. LEASES

Operating :
The Company leases a facility and certain equipment under operating leases expiring through September 2016.

The Company's minimum commitment under these operating leases are as follows:

	2014	$8,859
	2015	6,866
	2016	2,880
Total		$18,605

Rental expense under these commitments was $10,444 (2013), $7,971 (2012) and $2,880 (2011).

A facility held under a capital lease has a net book value of $0 at September 30, 2013. Future minimum lease payments which extend through 2061 are immaterial.

7. STOCK OPTIONS

On February 27, 2013, the Company's 2013 Omnibus Equity Plan was approved and adopted by an affirmative vote of a majority of the Company's Class A and Class B Shareholders.

The 2013 Omnibus Plan will provide the Company with the flexibility to grant a variety of share-based awards for covered employees, consultants and Directors. The 2013 Omnibus Plan provides for the grant of the following types of incentive awards: stock options, stock appreciation rights, restricted shares, restricted share units, performance shares and Class A Common Shares. Those who will be eligible for awards under the 2013 Omnibus Plan include employees who provide services to the Company and its affiliates, executive officers, non-employee Directors and consultants designated by the Compensation Committee. The Plan has 150,000 Class A Common Shares reserved for issuance. The Class A Common Shares may be either authorized, but unissued, common shares or treasury shares. No share-based awards have been granted under the 2013 Omnibus Equity Plan as of September 30, 2013.

Under the Company's expired Key Employees Stock Option Plans (collectively the "Employee Plans"), incentive stock options, in general, were exercisable for up to ten years, at an exercise price of not less than the market price on the date the option is granted. Non-qualified stock options may be granted at such exercise price and such other terms and conditions as the Compensation Committee of the Board of Directors may determine. No options may be granted at a price less than $2.925. Under the expired Employee Plans there are no options currently available for grant and there are no options outstanding at September 30, 2013.

The Company's expired Outside Directors Stock Option Plans (collectively the "Directors Plans"), have provided for the automatic grant of options to purchase up to 31,000 shares of Class A Common Stock over a three year period to members of the Board of Directors who were not employees of the Company, at the fair market value on the date of grant. The options are exercisable for up to 10 years. All options granted under the Directors Plans become fully exercisable on March 8, 2015.

Non-cash compensation expense related to stock option plans for fiscal years ended September 30, 2013, 2012 and 2011 was $6,465, $11,388 and $12,615 respectively.

Transactions involving the plan are summarized as follows:

	2013	Weighted Average Exercise Price	2012	Weighted Average Exercise Price	2011	Weighted Average Exercise Price
Option Shares						
Employee Plans:						
Outstanding October 1,	-	$-	26,850	$3.55	41,500	$3.41
Granted	-	-	-	-	-	-
Canceled/expired	-	-	(26,850)	3.55	(14,650)	3.15
Exercised	-	-	-	-	-	-
Outstanding September 30, ($0 per share)	-	-	-	-	26,850	3.55
Exercisable September 30,	-	-	-	-	26,850	3.55
Directors Plans:						
Outstanding October 1,	42,000	$5.95	38,000	$5.95	44,000	$6.30
Granted	-	2.925	7,000	2.925	5,000	2.925
Canceled/expired	(11,000)	3.55	(3,000)	3.55	(11,000)	5.98
Exercised	-	-	-	-	-	-
Outstanding September 30, ($2.925 to $11.00 per share)	31,000	5.57	42,000	5.62	38,000	5.95
Exercisable September 30,	25,000	6.20	30,000	6.52	28,334	6.62

The following is a summary of the range of exercise prices for stock options outstanding and exercisable under the Directors Plans at September 30, 2013.

Directors Plans	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Stock Options Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$2.925 - 5.25	17,000	$3.34	6.7	11,000	$3.56
$6.00 - 7.25	8,000	$6.43	3.8	8,000	$6.43
$10.50 - 11.00	6,000	$10.75	4.0	6,000	$10.75
	31,000	$5.57		25,000	$6.20

The Company accounts for Share-Based Payments under the modified prospective method for its stock options for both employees and non-employee Directors. Compensation cost for fixed based awards are measured at the grant date, and the Company uses the Black-Scholes option pricing model to determine the fair value estimates for recognizing the cost of employee and director services received in exchange for an award of equity instruments. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. Employee stock options are immediately exercisable while Director's stock options are exercisable over a three year period. The fair value of stock option grants to Directors is amortized over the three year vesting period. During fiscal year ended September 30, 2013 and 2012, $6,465 and $11,388 respectively was expensed as share-based compensation. Total compensation costs related to nonvested awards not yet recognized is $2,837 (2014) and $543 (2015). The following weighted-average assumptions were used in the option pricing model for 2013 and 2012: a risk free interest rate of 5.0% and 5.0%; an expected life of 10 and 10 years; an expected dividend yield of 0.0% and 0.0%; and a volatility factor of .87 and .87.

8. CAPITAL STOCK, TREASURY STOCK, AND CONTRIBUTED CAPITAL

On October 11, 2012, the Company's Amended Articles of Incorporation and the Amended Code of Regulations were adopted by an affirmative vote of more than two-thirds of the Company's Class A and Class B Shareholders.

The Amended Articles amend and restate the Current Articles in a number of significant ways and are primarily as follows: increased the number of Class A Shares and Class B Shares from 3,750,000 and 1,000,000 to 10,000,000 and 2,500,000 respectively, and added a class of 1,000,000 Serial Preferred Shares; eliminated par value for for Class A Shares and Class B Shares; updated certain provisions relating to the payment of dividends; removed restrictions on the issuance of additional Class A Shares; clarified the method by which the Company may repurchase its shares; reduced the percentage of shareholder vote required to authorize corporate actions from two-thirds of the voting power to a majority of the voting power; and made other technical or conforming changes.

The Amended Regulations amend and restate the Current Regulations in a number of significant ways and are primarily as follows: updated certain provisions relating to the Company's meetings of shareholders in order to provide more consistency in the regulations regarding the Company's practices in this area; further clarifying the roles of the Company's officers and directors in conducting the Company's business; updated the Company's policy regarding the indemnification of its directors, officers, employees, and others; revised provisions allowing for the Board of Directors to adopt amendments to the Amended Regulations to the extent permitted by Ohio law; and made other technical or conforming changes.

Unissued shares of Class A common stock (958,233 and 881,985 shares in 2013 and 2012 respectively) are reserved for the share-for-share conversion rights of the Class B common stock, stock options under the Directors Plans, conversion rights of the Convertible Promissory Note and available warrants (see note 4, 5 and 7). The Class A shares have one vote per share and the Class B shares have three votes per share, except under certain circumstances such as voting on voluntary liquidation, sale of substantially all the assets, etc. Dividends up to $.10 per year, noncumulative, must be paid on Class A shares before any dividends are paid on Class B shares.

9. INCOME TAXES

A reconciliation of the provision (recovery) of income taxes to the statutory Federal income tax rate is as follows:

	2013	2012	2011
Income (Loss) Before Provision for Income Taxes	$138,805	$(783,966)	$(672,535)
Statutory rate	34%	34%	34%
	47,194	(266,548)	(228,662)
Permanent differences	1,200	2,500	2,500
Research and development credit - net	(44,900)	(8,500)	(27,500)
Valuation allowance	-	274,600	255,600
Other	(3,494)	(2,052)	(1,938)
	$-	$-	$-

Deferred tax assets (liabilities) consist of the following:

	2013	2012
Current:		
Inventories	$277,300	$295,300
Bad debts	3,400	3,400
Accrued liabilities	63,000	45,600
Prepaid expense	(9,500)	(11,500)
	334,200	332,800
Valuation allowance	(334,200)	(332,800)
Total current deferred income taxes	-	-
Noncurrent:		
Depreciation and amortization	42,700	53,400
Research and development and other credit carryforwards	1,830,600	1,716,300
Net operating loss carryforward	1,817,200	1,934,200
Contribution carryforward	8,900	163,200
Directors stock option plan	39,000	36,800
Acquisition costs	49,700	-
	3,788,100	3,903,900
Valuation allowance	(3,788,100)	(3,903,900)
Total long-term deferred income taxes	-	-
Total	$-	$-

The Company did not incur any material impact to its financial condition or results of operations due to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company is subject to U.S federal jurisdiction income tax examinations for the tax years 2009 through 2011. In addition, the Company is subject to state and local income tax examinations for the tax years 2009 through 2011.

The Company has available a net operating loss carryforward of approximately $5,345,000 and a contribution carryforward of approximately $26,000. The net operating loss and research and development credit carryforwards will begin to expire in fiscal 2016.

Management has recorded a valuation allowance on the entire balance of deferred tax assets due to the continued losses during the past several years, the current economic uncertainties, the negative effects of the current economic crisis on all the Company's markets and concern that a more likely than not expiration of the Company's net operating loss and research and development credit carryforwards could occur before they can be used.

The Company's ability to realize the entire benefit of its deferred tax assets requires that the Company achieve certain future earning levels prior to the expiration of its net operating loss and research and development credit carryforwards. Because of the uncertainties involved with this significant estimate, it is reasonably possible that the Company's estimate may change in the near term.

10. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	2013	2012	2011
Basic Income (Loss) Per Share			
Income (Loss) available to common stockholders	$138,805	$(783,966)	$(672,535)
Shares denominator	1,610,571	1,372,812	1,248,095
Per share amount	$.09	$(.57)	$(.54)
Effect of Dilutive Securities			
Average shares outstanding	1,610,571	1,372,812	1,248,095
Options available under convertible note	23,505	-	-
	1,634,076	1,372,812	1,248,095
Diluted Income (Loss) Per Share			
Income (Loss) available to common stockholders	$138,805	$(783,966)	$(672,535)
Per share amount	$.08	$(.57)	$(.54)

11. EMPLOYEE BENEFIT PLANS

The Company had a formula based profit sharing bonus plan for officers and key employees. The plan was eliminated with the adoption of the Amended Articles of Incorporation in October 2012. For fiscal years ended September 30, 2013, 2012 and 2011, the formula produced no bonus distribution. The bonus distribution was determined by the Compensation Committee of the Board of Directors.

The Company has a 401(k) Savings and Retirement Plan covering all full-time employees. Company contributions to the plan, including matching of employee contributions, are at the Company's discretion. For fiscal years ended September 30, 2013, 2012 and 2011, the Company made matching contributions to the plan in the amount of $16,003, $15,178 and $17,009 respectively. The Company does not provide any other post retirement benefits to its employees.

12. SEGMENT AND RELATED INFORMATION

The Company's four business units have a common management team and infrastructure. The indicators and gauges unit has different technologies and customers than the other business units. Therefore, the business units have been aggregated into two reportable segments: 1.) indicators and gauges and 2.) automotive related diagnostic tools and equipment. The Company's management evaluates segment performance based primarily on operating earnings before taxes. Non-operating items such as interest income and interest expense are included in general corporate expenses. Depreciation expense on assets used in manufacturing are considered part of each segment's operating performance. Depreciation expense on non-manufacturing assets are included in general corporate expenses.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to both original equipment manufacturers and to operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive systems using electronic means to measure vehicle parameters. These products are sold to OEMs and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions.

Information by industry segment is set forth below:

Years Ended September 30,	2013	2012	2011
Net Sales			
Indicators and Gauges	$1,657,725	$1,612,943	$1,253,975
Automotive Diagnostic Tools and Equipment	4,808,447	3,148,346	3,814,638
	$6,466,172	$4,761,289	$5,068,613
Income (Loss) Before Provision for Income Taxes			
Indicators and Gauges	$433,361	$271,343	$94,178
Automotive Diagnostic Tools and Equipment	834,630	(78,433)	229,355
General Corporate Expenses	(1,129,186)	(976,876)	(996,068)
	$138,805	$(783,966)	$(672,535)

Asset Information :

Years Ended September 30,	**2013**	**2012**
Identifiable Assets		
Indicators and Gauges	$898,555	$850,186
Automotive Diagnostic Tools and Equipment	1,327,932	1,586,634
Corporate	1,278,196	769,151
	$3,504,683	$3,205,971

Geographical Information :

Included in the consolidated financial statements are the following amounts related to geographic locations:

Years Ended September 30,	**2013**	**2012**	**2011**
Revenue:			
United States of America	$6,317,722	$4,598,029	$4,854,871
Australia	23,481	14,018	26,945
Canada	77,239	72,535	119,667
England	5,245	-	28,924
Mexico	16,640	36,960	23,520
Taiwan	22,481	34,935	-
Other foreign countries	3,364	4,812	14,686
	$6,466,172	$4,761,289	$5,068,613

All export sales to Australia, Canada, England, Mexico, Taiwan and other foreign countries are made in United States of America Dollars.

13. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market. Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of this matter will have on the Company's results of operations, financial position or cash flows.

The Company was a named defendant along with numerous other companies in a suit in the State of Michigan regarding asbestos harm to the plaintiff. The Company was dismissed from the suit in August 2013.

14. SUBSEQUENT EVENTS

The Company has analyzed its operations subsequent to September 30, 2013 through the date the financial statements were submitted to the Securities and Exchange Commission and has determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

15. BUSINESS CONDITION AND MANAGEMENT PLAN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations during the past several years due primarily to decreasing sales of existing product lines and a general economic downturn in all markets the Company serves. The resulting lower sales levels have impacted the Company's accounts receivable and cash balances, if this situation continues it may prevent the Company from generating sufficient cash flow to sustain its operations.

The ability of the Company to continue as a going concern is dependent on improving the Company's profitability and cash flow and securing additional financing if needed. Management continues to review and revise its strategic plan and believes in the viability of its strategy to increase revenues and profitability through increased sales of existing products and the introduction of new products to the market place. Management believes that the actions presently being taken by the Company will provide the stimulus for it to continue as a going concern, however, because of the inherent uncertainties there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Additionally, the Company has net operating loss carryforwards, currently valued at $0, that offset taxable income.

In addition, on December 30, 2012 management entered into an amended unsecured convertible loan agreement and an additional revolving line of credit which may provide approximately $717,000 of liquidity to meet on going working capital requirements. One agreement is an unsecured revolving line of credit with a major shareholder who is also an employee and the other is an unsecured convertible loan agreement with a major shareholder who is also a Director. These facilities are available through December 2013. The revolving line of credit is not currently expected to be extended or renewed but the convertible loan agreement may be renewed or extended through December 30, 2014.

Management's strategic plan to increase revenues and profitability through increased sales of existing products, the introduction of new products to the market place and the cash generated from the completion of the large order from a Tier 1 Supplier during the current fiscal year should provide the Company with the needed working capital for the next twelve months.

16. QUARTERLY DATA (UNAUDITED)

	First	Second	Third	Fourth
Net Sales				
2013	$1,738,903	$1,964,338	$1,339,931	$1,423,000
2012	1,181,501	1,178,538	1,271,803	1,129,447
2011	1,112,643	1,312,896	1,276,544	1,366,530
Gross Profit				
2013	812,501	856,177	572,192	727,268
2012	392,712	402,681	479,189	482,546
2011	422,618	552,725	483,899	582,854
Net Income (Loss)				
2013	143,804	119,431	(133,777)	9,347
2012	(183,140)	(224,781)	(170,975)	(205,070)
2011	(317,982)	(213,681)	(125,949)	(14,923)
Net Income (Loss) per Common Share				
Basic				
2013	.09	.08	(.08)	.01
2012	(.15)	(.16)	(.12)	(.14)
2011	(.25)	(.17)	(.10)	(.02)
Diluted				
2013	.09	.07	(.08)	.01
2012	(.15)	(.16)	(.12)	(.14)
2011	(.25)	(.17)	(.10)	(.02)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

As of September 30, 2013, an evaluation was performed, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Vice President, Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's management, including the Chief Executive Officer along with the Company's Vice President, Finance and Chief Financial Officer, concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of September 30, 2013 to ensure that information required to be disclosed by the Company in reports that it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Company's internal controls over financial reporting during the fourth fiscal quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that (1) pertain to maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorization of the Company's management and directors, and (3) provide reasonable assurance regarding prevention or the timely detection of unauthorized acquisition, use or disposal of the company's assets that could have a material effect on the financial statements.

Management, including the Company's Chief Executive Officer along with the Company's Vice President, Finance and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. An internal control system no matter how well designed and operated can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, collusion of two or more people, or by management override of the control. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Hickok Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of management, including the Company's Chief Executive Officer along with the Company's Vice President, Finance and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2013, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework for Small Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework for Small Public Companies, our management concluded that our internal control over financial reporting was effective as of September 30, 2013.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer

/s/ G. M. Zoloty

G. M. Zoloty
Chief Financial Officer

December 27, 2013

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 as to the Directors of the Company is incorporated herein by reference to the information set forth under the caption "Information Concerning Nominees for Directors" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A. Information required by this Item 10 as to the Executive Officers of the Company is included in Part I of this Annual Report on Form 10-K. Information required by this Item as to the Audit Committee, the Audit Committee financial expert, the procedures for recommending nominees to the Board of Directors and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the captions "Information Regarding Meetings and Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014.

The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization and has adopted a written Code of Ethics for the Chief Executive Officer and Chief Financial Officer. In addition, the Company adopted and the Board of Directors approved a written Code of Business Conduct for all officers and employees. The Company also implemented a system to address the "Whistle Blower" provision of the Sarbanes-Oxley Act of 2002.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan Information

The following table provides information as of September 30, 2013 with respect to compensation plans (including individual compensation arrangements) under which Common Stock of the Company is authorized for issuance under compensation plans previously approved and not previously approved by shareholders of the Company.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by security holders	25,000	$6.20	150,000
Equity compensation plans not approved by security holders	-	-	-
Total	25,000		150,000

(1)Represents the total amount of securities available under the Hickok Incorporated 2013 Omnibus Equity Plan (the "Plan"). Types of awards issuable under the Plan include stock options, stock appreciation rights, restricted shares, restricted share units, preference shares and Class A Common Shares in such amounts determined by the Compensation Committee. No securities have been issued under the Plan.

Other information required by this Item 12 is incorporated by reference to the information set forth under the captions "Principal Shareholders" and "Share Ownership of Directors and Officers" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 is incorporated by reference to the information set forth under the caption "Transactions with Management" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Independent Public Accountants" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 26, 2014, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (1) FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant and its subsidiaries are included in Part II, Item 8:

(a) (2) FINANCIAL STATEMENT SCHEDULES

The following Consolidated Financial Statement Schedules of the Registrant and its subsidiaries are included in Item 15 hereof.

SEQUENTIAL PAGE

All other Schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a) (3) EXHIBITS

Reference is made to the Exhibit Index set forth herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HICKOK INCORPORATED

By: 
Robert L. Bauman
President and Chief Executive Officer
Date: December 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 27TH day of December, 2013:

SIGNATURE:	**TITLE**
 Janet H. Slade	Chairman
 Robert L. Bauman	President and Chief Executive Officer (Principal Executive Officer)
 Gregory M. Zoloty	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
 Edward F. Crawford	Director
 Jennifer A. Elliott	Director
 T. Harold Hudson	Director
 James T. Martin	Director
 Steven H. Rosen	Director
 Kirin M. Smith	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HICKOK INCORPORATED

By: /s/ Robert L. Bauman
Robert L. Bauman
President and Chief Executive Officer
Date: December 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the 27th day of December, 2013:

SIGNATURE:	**TITLE**
/s/ Janet H. Slade Janet H. Slade	Chairman
/s/ Robert L. Bauman Robert L. Bauman	President and Chief Executive Officer (Principal Executive Officer)
/s/ Gregory M. Zoloty Gregory M. Zoloty	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Edward F. Crawford Edward F. Crawford	Director
/s/ Jennifer A. Elliott Jennifer A. Elliott	Director
/s/ T. Harold Hudson T. Harold Hudson	Director
/s/ James T. Martin James T. Martin	Director
/s/ Steven H. Rosen Steven H. Rosen	Director
/s/ Kirin M. Smith Kirin M. Smith	Director

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Robert L. Bauman, certify that:

1. I have reviewed this annual report on Form 10-K of Hickok Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer
December 27, 2013

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Gregory M. Zoloty, certify that:

1. I have reviewed this annual report on Form 10-K of Hickok Incorporated (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:

/s/ G. M. Zoloty

G. M. Zoloty
Vice President, Finance and Chief Financial Officer
December 27, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-K for the period ending September 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert L. Bauman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer
December 27, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-K for the period ending September 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory M. Zoloty, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ G. M. Zoloty

G. M. Zoloty
Chief Financial Officer
December 27, 2013

EXHIBIT INDEX

EXHIBIT NO.:	DOCUMENT
3(a)	Amended Articles of Incorporation. (incorporated herein by reference to the appropriate exhibit to the Company's Form 10-K as filed with the Commission on January 14, 2013).
3(b)	Amended and Restated Code of Regulations. (incorporated herein by reference to the appropriate exhibit to the Company's Form 10-K as filed with the Commission on January 14, 2013).
10(a)	Hickok Incorporated 2003 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 9, 2005).**
10(b)	Hickok Incorporated 2010 Outside Directors Stock Option Plan (incorporated herein by reference to Appendix A of the Company's definitive proxy statement for its 2010 annual meeting of shareholders as filed with the Commission on January 26, 2010).**
10(c)	Hickok Incorporated 2013 Omnibus Equity Plan (incorporated herein by reference to Appendix A of the Company's definitive proxy statement for its 2013 annual meeting of shareholders as filed with the Commission on January 28, 2013).**
10(d)	Convertible Loan Agreement, dated December 30, 2011, among the Company, the Investors, and solely with respect to Section 3 thereof, Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.
10(e)	Convertible Promissory Note, dated December 30, 2011, issued by the Company to Roundball in the principal amount of $466,879.87 (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.
10(f)	Convertible Promissory Note, dated December 30, 2011, issued by the Company to the Aplin Trust in the principal amount of $208,591.20 (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.
10(g)	Registration Rights Agreement, dated December 30, 2011, among the Company and the Investors (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.

10(h)	Voting Agreement, dated December 30, 2011, among the Company, the Investors and the Class B Shareholders of the Company (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.
10(i)	Subscription Agreement, dated December 30, 2011, between the Company and Roundball (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012) effective through December 30, 2012.
10(j)	Form of Employment Agreement (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 5, 2012).**
10(k)	Revolving Credit Agreement, dated January 9, 2012, by and between the Company and Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 9, 2012) effective through April 13, 2013.
10(l)	Revolving Credit Promissory Note, dated January 9, 2012, by and between the Company and Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 9, 2012) effective through April 13, 2013.
10(m)	Revolving Credit Agreement, dated December 30, 2012, by and between the Company and Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 4, 2013) effective through December 31, 2013.
10(n)	Warrant Agreement, dated December 30, 2012, by and between the Company and Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 4, 2013) effective through December 30, 2015.
10(o)	Amendment No. 1 to Convertible Loan Agreement, dated December 30, 2012, by and between the Company and Roundball, LLC. (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 4, 2013) effective through December 30, 2013.
10(p)	Warrant Agreement, dated December 30, 2012, by and between the Company and Roundball, LLC. (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on January 4, 2013) effective through December 30, 2015.
11	Computation of Net Income Per Common Share.

14	Hickok Incorporated Financial Code of Ethics for the Chief Executive Officer and Specified Financial Officers.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a)Certification by the Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a)Certification by the Chief Financial Officer.
32.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation
101.DEF*	XBRL Extension Definition
101.LAB*	XBRL Taxonomy Extension Labels
101.PRE*	XBRL Taxonomy Extension Presentation

*XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

**Management contract, compensation plan or arrangement.

The following pages contain the Consolidated Financial Statement Schedules as specified for Item 8 of Part II of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS TO CONSOLIDATED SCHEDULES

To the Shareholders and Board of Directors
Hickok Incorporated
Cleveland, Ohio

We have audited the consolidated financial statements of HICKOK INCORPORATED (the "Company") as of September 30, 2013 and 2012, and for each of the years in the three-year period ended September 30, 2013, and have issued our report thereon dated December 27, 2013; such consolidated financial statements and report are included in Part II, Item 8 of this Form 10-K. Our audits also included the consolidated financial statement schedules ("schedules") of the Company listed in Part IV, Item 15. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 27, 2013
Cleveland, Ohio

HICKOK INCORPORATED

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Deducted from Asset Accounts:					
		Year Ended September 30, 2011			
Reserve for doubtful accounts	$ 10,000	$ 8,313 (1)	$ - (2)	$ 8,313 (3)	$ 10,000
Reserve for inventory obsolescence	$ 380,000	$ 334,568	$ -	$ 568 (4)	$ 714,000
Reserve for product warranty	$ 3,415	$ 163	$ -	$ 2,585	$ 993
Valuation allowance deferred taxes	$ 3,793,700	$ 255,600	$ -	$ -	$ 4,049,300
		Year Ended September 30, 2012			
Reserve for doubtful accounts	$ 10,000	$ 374 (1)	$ - (2)	$ 374 (3)	$ 10,000
Reserve for inventory obsolescence	$ 714,000	$ 185,697	$ -	$ 48,697 (4)	$ 851,000
Reserve for product warranty	$ 993	$ 7,565	$ -	$ 8,107	$ 451
Valuation allowance deferred taxes	$ 4,049,300	$ 187,400	$ -	$	$ 4,236,700
		Year Ended September 30, 2013			
Reserve for doubtful accounts	$ 10,000	$ 2,049 (1)	$ - (2)	$ 2,049 (3)	$ 10,000
Reserve for inventory obsolescence	$ 851,000	$ 60,107	$ -	$ 118,107 (4)	$ 793,000
Reserve for product warranty	$ 451	$ 8,6,90	$ -	$ 9,052	$ 89
Valuation allowance deferred taxes	$ 4,236,700	$ -	$ -	$ 114,400	$ 4,122,300

(1) Classified as bad debt expense.

(2) Recoveries on accounts charged off in prior years.

(3) Accounts charged off during year as uncollectible.

(4) Inventory charged off during the year as obsolete.

HICKOK
INCORPORATED

CORPORATE OFFICERS

Robert L. Bauman
President and Chief Executive Officer

James F. Allen
Vice President, Manufacturing Operations

Patrick R. Bauman
Vice President, Sales and Marketing

George R. Hart
Vice President, Engineering

Gregory M. Zoloty
Vice President, Finance, Chief Financial Officer, Chief Accounting Officer, and Assistant Secretary

John J. Jenkins
Secretary

DIRECTORS

Robert L. Bauman
President and Chief Executive Officer
Hickok Incorporated

Edward F. Crawford
Chairman and Chief Executive Officer
Park Ohio Holdings, Corp.

Jennifer A. Elliott
Managing Partner, Aplin Capital Investments, LTD

T. Harold Hudson
Consultant, President, AAPRA Associates, LLC

James T. Martin
Consultant

Steven H. Rosen
Co-Chief Executive Officer
Resilience Capital Partners

Janet H. Slade
Chairman

Kirin M. Smith
Managing Partner, Intrinsic Value Capital, L.P.

LEGAL COUNSEL
Calfee, Halter & Griswold LLP, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services LLC, Chicago, Illinois

AUDITORS
Meaden & Moore, Ltd., Cleveland, Ohio

OPERATIONS

Cleveland, Ohio
Administration, Engineering, Sales and Marketing

Greenwood, Mississippi
Manufacturing

Fiscal 2013 Form 10-K Annual Report is available by visiting our website: www.hickok-inc.com

Shareholders who desire a copy of the fiscal 2013 Form 10-K Annual Report may obtain it without charge by writing to:

Carmelita Gerome
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108-1399



Akron
Boston
Charlotte
Chicago
Cleveland
Columbus
Los Angeles
New York
Orlando
Pittsburgh
Wooster

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Hickok Incorporated
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of HICKOK INCORPORATED as of September 30, 2013 and 2012, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2013. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hickok Incorporated as of September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Meaden & Moore Ltd

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 27, 2013
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue, Suite 1100
Cleveland, OH 44114
p 216.241.3272
f 216.771.4511
meadenmoore.com

Meaden&Moore

Akron
Boston
Charlotte
Chicago
Cleveland
Columbus
Los Angeles
New York
Orlando
Pittsburgh
Wooster

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS TO CONSOLIDATED SCHEDULES

To the Shareholders and Board of Directors
Hickok Incorporated
Cleveland, Ohio

We have audited the consolidated financial statements of HICKOK INCORPORATED (the "Company") as of September 30, 2013 and 2012, and for each of the years in the three-year period ended September 30, 2013, and have issued our report thereon dated December 27, 2013; such consolidated financial statements and report are included in Part II, Item 8 of this Form 10-K. Our audits also included the consolidated financial statement schedules ("schedules") of the Company listed in Part IV, Item 15. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Meaden & Moore Ltd

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 27, 2013
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)

1100 Superior Avenue, Suite 1100
Cleveland, OH 44114

p 216.241.3272
f 216.771.4511

meadenmoore.com

Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2013	2012	2011
NET INCOME			
Net income (loss) applicable to common shares for basic earnings per share	$138,805	$(783,966)	$(672,535)
Net Income (loss) applicable to common shares for diluted earnings per share	$138,805	$(783,966)	$(672,535)
SHARES OUTSTANDING			
Weighted average shares for basic earnings per share	1,610,571	1,372,812	1,248,095
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	23,505	-*	-*
Total shares for diluted earnings per share	1,634,076	1,372,812	1,248,095
Basic Earnings Per Common Share	$.09	$(.57)	$(.54)
Diluted Earnings Per Common Share	$.08	$(.57)	$(.54)

* Net effect of stock options was antidilutive for the period.

Exhibit 14

HICKOK INCORPORATED

FINANCIAL CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND SPECIFIED FINANCIAL OFFICERS

This Hickok Incorporated Financial Code of Ethics applies to Hickok's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Hickok expects all of its employees to act with personal and professional integrity in all aspects of their employment, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by Hickok's other policies and procedures that govern the conduct of Hickok employees. This Financial Code of Ethics is intended to supplement Hickok's other policies and procedures.

You shall:

(1) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Hickok files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by Hickok;

(3) Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which Hickok is a member;

(4) Promptly report any possible violation of this Financial Code of Ethics to the Chairman of the Audit Committee; and

(5) Take all reasonable measures to protect the confidentiality of non-public, proprietary information about Hickok and its customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

You understand that you are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Hickok's independent public accountants for the purpose of rendering the financial statements of Hickok misleading.

You further understand that you will be held accountable for your adherence to this Financial Code of Ethics. Your failure to observe the terms of this Financial Code of Ethics may result in disciplinary action. Violations of this Financial Code of Ethics also may constitute violations of law and may result in civil and criminal penalties for you and/or Hickok.

Exhibit 21

HICKOK INCORPORATED

Subsidiaries of Registrant

COMPANY NAME	STATE OF INCORPORATION
Supreme Electronics LLC	Mississippi
Waekon LLC	Ohio



Akron
Boston
Charlotte
Chicago
Cleveland
Columbus
Los Angeles
New York
Orlando
Pittsburgh
Wooster

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Form 10-K of Hickok Incorporated (the "Company") for the fiscal year ended September 30, 2013 and the incorporation by reference in the registration statement on Form S-8 (Nos. 33-68196, 333-63597 and 333-125672) of the Company of our report dated December 27, 2013, with respect to the consolidated balance sheets of Hickok Incorporated as of September 30, 2013 and 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013.

Meaden & Moore Ltd

MEADEN & MOORE, Ltd.
Independent Registered Public Accounting Firm

December 27, 2013
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue, Suite 1100
Cleveland, OH 44114
p 216.241.3272
f 216.771.4511
meadenmoore.com

HICKOK
INCORPORATED

PRODUCTS FOR AUTOMOTIVE, EMISSIONS TESTING, AIRCRAFT, AND LOCOMOTIVE

- Automotive Diagnostic Products & Specialty Tools
- Automotive Emissions Testing Products
- Torque Control Systems
- Custom Automotive Systems
- Indicating Instruments

An Equal Opportunity Employer

FACILITIES

Hickok Incorporated – Corporate Headquarters

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

Hickok Manufacturing

1714 Carrollton Avenue
Greenwood, Mississippi 38930-5818
(662) 453-6212 Phone
(662) 455-2446 Fax

Waekon® a division of Hickok Inc.

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

WEBSITES

www. hickok-inc.com
www.waekon.com
www.quick-n-ezparts.com

HIC-004-0010

